Exhibit 17.2

January 14, 2015

Board of Directors

Immune Pharmaceuticals Inc.

Cambridge Innovation Center

1 Broadway 14th Floor

Cambridge, MA 02142

Re:	Resignation as a Director of Immune Pharmaceuticals Inc. (the “Company”)

Ladies and Gentlemen:

Please be advised that I hereby resign my position as a director of the Company, effective January 14, 2015.

As agreed, all equity granted to date will be fully vested as of this date January 14, 2015 and the exercise period for all outstanding equity will be extended by two years. In addition, the Company will pay to me no later than by January 19, 2015 fees due of $2,500.

I hereby confirm that aside from the items due to me as described above, I have no additional claims, demands or requests from or against the Company, its subsidiaries, affiliates, shareholders, directors or officers, in connection with my service as a director of the Company or resignation from this position.

Very truly yours,

/s/ Ana Stancic
Name: Ana Stancic